UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-41598

LAKESHORE BIOPHARMA CO., LTD

(Exact name of registrant as specified in its charter)

Building No. 2, 38 Yongda Road

Daxing Biomedical Industry Park

Daxing District, Beijing, PRC

Tel: 010-89202086

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Explanatory Note

On September 10, 2024, Lakeshore Biopharma Co., Ltd (the “Company”) furnished to the Securities and Exchange Commission a Report on Form 6-K (the “Original Form 6-K”) that included the notice and form of proxy card related to the Company’s Extraordinary General Meeting, which will be held at 10:00 a.m. (Beijing time) on September 27, 2024. The Company is furnishing this Form 6-K/A to include the second amended and restated memorandum and articles of association of the Company as Exhibit A to the Notice of Extraordinary General Meeting, which was furnished as Exhibit 99.2 in the Original Form 6-K. Except as set forth herein, the remainder of the Original Form 6-K remains unchanged.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release - Lakeshore Biopharma to Hold an Extraordinary General Meeting of Shareholders on September 27, 2024 (incorporated by reference to Exhibit 99.1 of the Company’s Form 6-K furnished with the Securities and Exchange Commission on September 10, 2024)
99.2	Notice of Extraordinary General Meeting of Shareholders
99.3	Form of Proxy for Extraordinary General Meeting of Shareholders (incorporated by reference to Exhibit 99.3 of the Company’s Form 6-K furnished with the Securities and Exchange Commission on September 10, 2024)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LakeShore Biopharma Co., Ltd

By:	/s/ Rachel Yu
Name:	Rachel Yu
Title:	Director and Chief Financial Officer

Date: September 10, 2024

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